

July 5, 2013

Mark F. Baumgartner
Chief Financial Officer
JTH Holding, Inc.
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454

> **Re:** **JTH Holding, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2012**
> **Filed July 9, 2012**
> **Response dated June 26, 2013**
> **File No. 1-35588**

Dear Mr. Baumgartner:

We have reviewed your response letter and have the following comments. As noted in our letter dated March 29, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2012

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page F-11

1.   We note your responses to comment one from our conversation on June 12, 2013 and comment one from our letter dated May 10, 2013. We understand that you recognize revenue from initial franchise fees for the sale of individual territories and area rights, net of a provision for refunds, after the franchisee or Area Developer has made a significant financial commitment (payment of 20% of the franchise fee) and met certain training

criteria. Per ASC 952-605-25-1, franchise fee revenue from an individual sale shall be recognized, when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor. With respect to your revenue recognition policy for the sale of individual territories, we are still not persuaded by your response as it does not appear that you have been able to demonstrate that substantial performance has been met in accordance with ASC 952-605-25-2(a) based upon the fact that you have a historical practice of forgiving unpaid notes and receivables. Please advise.

2. We further understand that you use your Area Developers to help build out your retail franchise base by marketing available franchise territories. Considering that you retain the sole right to offer and sell franchises, it appears that the Area Developer is acting in the capacity of a sales agent. As a result, the contracts entered into with your Area Developers do not appear to meet the definition of a franchise sale; and therefore, the provisions of ASC 952-605 do not provide applicable revenue recognition guidance. Instead, we believe that the payment made by the Area Developer represents a payment to enter into a contractual arrangement in which the Area Developer would act as an exclusive sales agent in a geographical area defined by you. Because performance under this contractual agreement occurs over time, it appears that the initial fees collected from the Area Developers should be recognized in income over the term of the Area Developer's contract, after revenue is deemed to be realizable and earned by meeting the criteria set for in SAB 13A1. Please advise.

3. We also note from your response to comment one that was communicated during our conversation on June 12, 2013, that you have historically recognized revenue for some territories that were never opened. It does not appear that substantial performance has been met or that the earnings process has been completed. Please advise.

4. We note from your response to comment two, that was communicated during our conversation on June 12, 2013, that you believe completion of certain significant initial services, including Effective Operations Training, governs your conclusion that the substantial performance criteria has been met under ASC 952-605-25-2(b). In view of the fact that a franchisee may decide not to open a territory, tell us how you concluded that it is appropriate to recognize revenue once training has been completed, rather than at the date the franchisee's tax office is open for business.

Note 4. Other Intangible Assets, Net, page F-18

5. We note from your previous response letters dated April 26, May 22 and June 26, that when you acquire the assets of a franchisee and operate it as company-owned business, you account for the transaction as a business combination. You state that you record the acquisition at fair market value by recording a customer list up to the amount of consideration received, primarily in the form of note cancellations, and any excess is charged-off to the allowance for doubtful accounts. In this regard, please provide us with

the following information:

- Tell us how you considered the guidance found in ASC 805-10-25-20 through 25-22 to determine which assets acquired or liabilities assumed are part of the business acquisition of the franchise from the franchisee;
- Tell us how you considered the guidance in ASC 805-20-25 in determining the allocation of the purchase price;
- Tell us, more specifically, how you considered the guidance in ASC 805-20-25-14 as it applies to reacquired rights; and
- Tell us how you determined the fair value of the acquired customer list and the related amortization period.

Please provide us with your proposed disclosures in response to this comment.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

cc: James J. Wheaton, Esq.